

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 18, 2010

Kenneth J. Kossin, Jr.
Agilysys, Inc.
28925 Fountain Parkway
Sonon, Ohio 44139

> **Re: Agilysys, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed June 9, 2009**
> **File No. 0-5734**

Dear Mr. Kossin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief